FRIDAY, MAY 8, 1998, _____ EASTERN TIME

COMPANY PRESS RELEASE

Source: Tropical Sportswear Int'l Corporation

TROPICAL SPORTSWEAR INT'L CORPORATION COMMENCES TENDER OFFER
FOR FARAH SHARES

     TAMPA, Florida -- May 8, 1998 -- On May 4, 1998, Tropical Sportswear Int'l Corporation, (Nasdaq: TSIC) announced that it had entered into a definitive merger agreement with Farah Incorporated (NYSE: FRA).

     Foxfire Acquisition Corp., a wholly owned subsidiary of Tropical, has today commenced a tender offer at $9.00 in cash per share for all of the shares of Farah. The initial expiration date for the tender offer is June 5, 1998.

     Prudential Securities Incorporated is the Dealer Manager, and MacKenzie Partners, Inc. is the Information Agent for the tender offer.

     Tropical Sportswear Int'l Corporation markets and manufactures men's and women's sportswear including pants, jeans, shorts and shirts through all major retail distribution channels including department and specialty stores. TSI provides major retailers with comprehensive brand management programs and distinguishes itself from traditional private label manufacturers by providing apparel retailers with customer, product and market analysis, apparel design, merchandising, and inventory forecasting through the use of state-of-the-art technology.

     For more information contact:

        Tropical Sportswear Int'l Corporation, Tampa
        Michael Kagan, (813) 249-4900